PROSPECTUS SUPPLEMENT (to Prospectus dated March 13, 2006)	Filed pursuant to Rule 424(b)(3) and Rule 424(c) Registration No. 333-132289

RIO HAN EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

          This document supplements the prospectus dated March 13, 2006 relating to the restructuring of Embraer - Empresa Brasileira de Aeronáutica S.A., or Embraer, to be implemented through the merger of Embraer with and into Rio Han Empreendimentos e Participações S.A., or Rio Han, under the Registration Statement on Form F-4 (Registration No. 333-132289).  This prospectus supplement is incorporated by reference into the prospectus.  The information in this prospectus supplement replaces and supersedes the information set forth in the prospectus dated March 13, 2006 regarding the record date for the exercise of appraisal rights by dissenting holders of Embraer common shares with respect to the merger.

          You should read carefully the prospectus dated March 13, 2006.  See the section entitled “Risk Factors” beginning on page 28 of the prospectus dated March 13, 2006 for a discussion of risks that you should consider when evaluating the transactions described in the prospectus.

          Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

          This prospectus supplement is dated March 16, 2006 and is expected to be first made available to Embraer shareholders on or about that date.

“Questions and Answers About the Proposed Restructuring and Merger-Do I have appraisal rights in connection with the merger?” on page 3 of the prospectus dated March 13, 2006

Q:	Do I have appraisal rights in connection with the merger?

A:

Holders of record of Embraer common shares at the close of business on March 16, 2006, the date of publication of the call notice for the extraordinary general meeting of Embraer shareholders, are entitled to exercise appraisal or withdrawal rights (direito de recesso ou retirada), or appraisal rights, in connection with the merger.

If you held Embraer common shares of record at the close of business on March 16, 2006, you will have the right to elect to receive, instead of the Rio Han common shares to be issued in the merger, R$6.61 in cash per common share, being the shareholders’ equity per share of Embraer determined in accordance with Brazilian GAAP as of September 30, 2005, using the methodology described in the Valuation Report of Shareholders’ Equity of Embraer prepared by ACAL Consultoria e Auditoria S/S, or ACAL, dated as of January 18, 2006.  See “The Proposed Restructuring and Merger-Valuation Reports of ACAL-Summary of Valuation Report of Book Value of Embraer’s Shareholders’ Equity” beginning on page 56 of this prospectus.

“Summary-Appraisal Rights” on page 12 of the prospectus dated March 13, 2006

Appraisal Rights (see page 58)

          Holders of record of Embraer common shares at the close of business on March 16, 2006, the date of publication of the call notice for the extraordinary general meeting of Embraer shareholders, are entitled to exercise appraisal rights in connection with the merger.

          If you held Embraer common shares of record at the close of business on March 16, 2006, you will have the right to elect to receive, instead of the Rio Han common shares to be issued in the merger, an amount in cash equal to R$6.61 per common share, being the shareholders’ equity per share of Embraer determined in accordance with Brazilian GAAP as of September 30, 2005, using the methodology described in the Valuation Report of Shareholders’ Equity of Embraer prepared by ACAL Consultoria e Auditoria S/S, or ACAL, dated as of January 18, 2006.  See “The Proposed Restructuring and Merger-Valuation Reports of ACAL-Summary of Valuation Report of Book Value of Embraer’s Shareholders’ Equity” on page 56 of this prospectus.

“Risk Factors-Risks Relating to the Proposed Restructuring and Merger-The exercise of appraisal rights by holders of Embraer common shares could decrease Rio Han’s cash balances after the restructuring and merger and otherwise adversely affect its financial condition.” on page 29 of the prospectus dated March 13, 2006

The exercise of appraisal rights by holders of Embraer common shares could decrease Rio Han’s cash balances after the restructuring and merger and otherwise adversely affect its financial condition.

          As described in “The Proposed Restructuring and Merger-Appraisal Rights” beginning on page 58 of this prospectus, holders of Embraer common shares at the close of business on March 16, 2006 will be entitled to exercise appraisal rights in connection with the merger.  If holders of a significant number of Embraer common shares exercise their appraisal rights, the requirement to make large cash payments could decrease the cash balances of Rio Han, limit its ability to borrow funds or fund expansion plans or prevent it from complying with its contractual obligations, including financial covenants.  In addition, under the Brazilian Corporate Law, if the management of Rio Han believes that the total value of the appraisal rights exercised by Embraer common shares may put at risk the financial stability of Rio Han, the management of Rio Han may, within ten days after the end of the appraisal rights period, call an extraordinary general meeting of Rio Han shareholders to ratify or unwind the merger.

“The Proposed Restructuring and Merger-Appraisal Rights” beginning on page 58 of the prospectus dated March 13, 2006

Appraisal Rights

          Holders of record of Embraer common shares at the close of business on March 16, 2006, the date of publication of the call notice for the extraordinary general meeting of Embraer shareholders, are entitled to exercise appraisal rights, in connection with the merger.

          If you held Embraer common shares of record at the close of business on March 16, 2006, you will have the right to elect to receive, instead of the Rio Han common shares to be issued in the merger, an amount in cash equal to R$6.61 in cash per common share, being the greater of (i) the shareholders’ equity per share of Embraer determined in accordance with Brazilian GAAP as of September 30, 2005, using the methodology described in the Valuation Report of Shareholders’ Equity of Embraer prepared by ACAL Consultoria e Auditoria S/S, or ACAL, dated as of January 18, 2006 and (ii) the market value of Embraer’s shareholders’ equity as of September 30, 2005, using the methodology described in the Valuation Report of Embraer’s Shareholders Equity prepared by ACAL, dated as of January 18, 2006.  See “The Proposed Restructuring and Merger-Valuation Reports of ACAL-

Summary of Valuation Report of Book Value of Embraer’s Shareholders’ Equity” beginning on page 53 of this prospectus.  As the extraordinary general meeting of Embraer shareholders will take place more than 60 days after the date of the last approved balance sheet, a shareholder may demand that their shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such meeting.

“Merger Agreement-Appraisal Rights” on page 65 of the prospectus dated March 13, 2006

Appraisal Rights

          Appraisal rights will only be available to holders of Embraer common shares because the Embraer common shares meet the requirements of Brazilian Corporate Law:  (1) such shares are considered illiquid and (2) more than 50% of such shares are held by controlling shareholders.  Pursuant to the Merger Agreement and the Brazilian Corporate Law, holders of Embraer common shares that vote against the merger at the meeting, abstain from voting or do not attend the extraordinary general meeting that approves the merger can exercise appraisal rights if they already hold shares of Embraer on March 16, 2006, the date of publication of the call notice for the extraordinary general meeting of Embraer shareholders.  The appraisal right must be exercised within 30 days after the publication of the minutes of the extraordinary general meeting.

RIO HAN EMPREENDIMENTOS E PARTICIPAÇÕES S.A.